UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

DELTEK, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

24784L105
(CUSIP Number)

Steven B. Klinsky
New Mountain Investments II, L.L.C.
787 Seventh Avenue, 49th Floor
New York, NY  10019
(212) 720-0300

Copies to:

Paul Reinstein
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY  10004-1980
(212) 859-8000
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

February 17, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 24784L105	13D	Page 2 of 51 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON New Mountain Investments II, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 25,281,624*
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 25,281,624*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,281,624*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.1%
14	TYPE OF REPORTING PERSON OO

*These securities are directly owned as follows: New Mountain Partners II, L.P. directly owns 23,099,386 shares of common stock of the issuer; New Mountain Affiliated Investors II, L.P. directly owns 401,287 shares of common stock of the issuer; and Allegheny New Mountain Partners, L.P. directly owns 1,780,951 shares of common stock of the issuer.

CUSIP No. 24784L105	13D	Page 3 of 51 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) New Mountain Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 23,099,386
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 23,099,386
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,099,386
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 24784L105	13D	Page 4 of 51 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) New Mountain Affiliated Investors II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 401,287
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 401,287
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 401,287
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 24784L105	13D	Page 5 of 51 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Allegheny New Mountain Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 1,780,951
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 1,780,951
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,780,951
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 24784L105	13D	Page 6 of 51 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) New Mountain Capital, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 25,281,624*
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 25,281,624*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,281,624*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.1%
14	TYPE OF REPORTING PERSON OO

*These securities are directly owned as follows: New Mountain Partners II, L.P. directly owns 23,099,386 shares of common stock of the issuer; New Mountain Affiliated Investors II, L.P. directly owns 401,287 shares of common stock of the issuer; and Allegheny New Mountain Partners, L.P. directly owns 1,780,951 shares of common stock of the issuer.

CUSIP No. 24784L105	13D	Page 7 of 51 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Steven B. Klinsky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 25,281,624*
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 25,281,624*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,281,624*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.1%
14	TYPE OF REPORTING PERSON IN

*These securities are directly owned as follows: New Mountain Partners II, L.P. directly owns 23,099,386 shares of common stock of the issuer; New Mountain Affiliated Investors II, L.P. directly owns 401,287 shares of common stock of the issuer; and Allegheny New Mountain Partners, L.P. directly owns 1,780,951 shares of common stock of the issuer.

CUSIP No. 24784L105	13D	Page 8 of 51 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Kenneth E. deLaski
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER 4,829,821**
BENEFICIALLY OWNED	8	SHARED VOTING POWER 0
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 4,829,821**
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,829,821**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.1%
14	TYPE OF REPORTING PERSON IN

*See Item 3
**Includes 172,665 shares held in The Daphne Jean deLaski Irrevocable Trust, 172,665 shares held in The Dana Nancy deLaski Irrevocable Trust, and 610,343 shares held in The Tena Renken deLaski Marital Trust. The Reporting Person is the sole trustee of each of the trusts.

CUSIP No. 24784L105	13D	Page 9 of 51 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Donald deLaski
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER 2,094,411**
BENEFICIALLY OWNED	8	SHARED VOTING POWER 0
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 2,094,411**
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,094,411**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%
14	TYPE OF REPORTING PERSON IN

*See Item 3
**These securities are held in the Donald deLaski 2008 Grantor Retained Annuity Trust, of which the Reporting Person is the sole trustee.

CUSIP No. 24784L105	13D	Page 10 of 51 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Donald deLaski 2008 Grantor Retained Annuity Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia
NUMBER OF SHARES	7	SOLE VOTING POWER 2,094,411
BENEFICIALLY OWNED	8	SHARED VOTING POWER 0
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 2,094,411
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,094,411
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%
14	TYPE OF REPORTING PERSON OO

*See Item 3

CUSIP No. 24784L105	13D	Page 11 of 51 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) David deLaski
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER 142,354
BENEFICIALLY OWNED	8	SHARED VOTING POWER 0
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 142,354
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 142,354
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON IN

*See Item 3

CUSIP No. 24784L105	13D	Page 12 of 51 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Kathleen deLaski
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER 86,118**
BENEFICIALLY OWNED	8	SHARED VOTING POWER 81,760***
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 86,118**
PERSON WITH	10	SHARED DISPOSITIVE POWER 81,760***
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 167,878**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON IN

*See Item 3.
**Includes 46,118 shares of the Issuer’s common stock which may be acquired upon the exercise of director stock options that are presently exercisable or become exercisable within the next 60 days.
*** These securities are held by the Reporting Person and Edward Grubb (the spouse of the Reporting Person) as joint tenants.

CUSIP No. 24784L105	13D	Page 13 of 51 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Edward Grubb
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 81,760**
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 81,760**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 81,760*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON IN

*See Item 3
**These securities are held by the Reporting Person and Kathleen deLaski (the spouse of the Reporting Person) as joint tenants.

CUSIP No. 24784L105	13D	Page 14 of 51 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) The Tena Renken deLaski Marital Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia
NUMBER OF SHARES	7	SOLE VOTING POWER 610,343
BENEFICIALLY OWNED	8	SHARED VOTING POWER 0
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 610,343
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 610,343
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON OO

*See Item 3

CUSIP No. 24784L105	13D	Page 15 of 51 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Onae Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES	7	SOLE VOTING POWER 509,876
BENEFICIALLY OWNED	8	SHARED VOTING POWER 0
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 509,876
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 509,876
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON OO

*See Item 3

CUSIP No. 24784L105	13D	Page 16 of 51 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Alvaro Pascotto
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER 509,876**
BENEFICIALLY OWNED	8	SHARED VOTING POWER 0
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 509,876**
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 509,876**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON IN

*See Item 3
**These securities are held in The Onae Trust, of which the Reporting Person is the trustee.

CUSIP No. 24784L105	13D	Page 17 of 51 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Daphne Jean deLaski Irrevocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia
NUMBER OF SHARES	7	SOLE VOTING POWER 172,665
BENEFICIALLY OWNED	8	SHARED VOTING POWER 0
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 172,665
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 172,665
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON OO

*See Item 3

CUSIP No. 24784L105	13D	Page 18 of 51 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Dana Nancy deLaski Irrevocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia
NUMBER OF SHARES	7	SOLE VOTING POWER 172,665
BENEFICIALLY OWNED	8	SHARED VOTING POWER 0
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 172,665
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 172,665
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON IN

*See Item 3

CUSIP No. 24784L105	13D	Page 19 of 51 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Eric J. Brehm
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER 316,787**
BENEFICIALLY OWNED	8	SHARED VOTING POWER 0
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 269,787**
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 316,787**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14	TYPE OF REPORTING PERSON IN

*See Item 3
**(a) Items 7, 9 and 11 include 244,500 shares of the Issuer’s common stock which may be acquired upon the exercise of employee stock options that are presently exercisable or become exercisable within the next 60 days, and (b) Items 7 and 11 include 47,000 unvested restricted stock awards for which the Reporting Person has the power to vote.

CUSIP No. 24784L105	13D	Page 20 of 51 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Nanci E. Caldwell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES	7	SOLE VOTING POWER 74,422**
BENEFICIALLY OWNED	8	SHARED VOTING POWER 0
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 74,422**
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 74,422**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON IN

*See Item 3
**Includes 45,775 shares of the Issuer’s common stock which may be acquired upon the exercise of director stock options that are presently exercisable or become exercisable within the next 60 days.

CUSIP No. 24784L105	13D	Page 21 of 51 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) William D. Clark
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER 159,233**
BENEFICIALLY OWNED	8	SHARED VOTING POWER 0
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 112,233**
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 159,233**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON IN

*See Item 3
**(a) Items 7, 9 and 11 include 107,000 shares of the Issuer’s common stock which may be acquired upon the exercise of employee stock options that are presently exercisable or become exercisable within the next 60 days, and (b) Items 7 and 11 include 47,000 unvested restricted stock awards for which the Reporting Person has the power to vote.

CUSIP No. 24784L105	13D	Page 22 of 51 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Garland Hall
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER 41,000**
BENEFICIALLY OWNED	8	SHARED VOTING POWER 0
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,000**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON IN

*See Item 3
**These securities are unvested restricted stock awards for which the Reporting Person has the power to vote.

CUSIP No. 24784L105	13D	Page 23 of 51 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Joseph M. Kampf
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER 84,925**
BENEFICIALLY OWNED	8	SHARED VOTING POWER 0
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 84,925**
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 84,925**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON IN

*See Item 3
**Includes 54,926 shares of the Issuer’s common stock which may be acquired upon the exercise of director stock options that are presently exercisable or become exercisable within the next 60 days.

CUSIP No. 24784L105	13D	Page 24 of 51 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Holly C. Kortright
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER 119,095**
BENEFICIALLY OWNED	8	SHARED VOTING POWER 0
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 72,095**
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 119,095**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON IN

*See Item 3
**(a) Items 7, 9 and 11 include 70,095 shares of the Issuer’s common stock which may be acquired upon the exercise of employee stock options that are presently exercisable or become exercisable within the next 60 days, and (b) Items 7 and 11 include 47,000 unvested restricted stock awards for which the Reporting Person has the power to vote.

CUSIP No. 24784L105	13D	Page 25 of 51 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Richard M. Lowenstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER 148,267**
BENEFICIALLY OWNED	8	SHARED VOTING POWER 0
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 99,017**
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 148,267**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON IN

*See Item 3
**(a) Items 7, 9 and 11 include 96,267 shares of the Issuer’s common stock which may be acquired upon the exercise of employee stock options that are presently exercisable or become exercisable within the next 60 days, and (b) Items 7 and 11 include 49,250 unvested restricted stock awards for which the Reporting Person has the power to vote.

CUSIP No. 24784L105	13D	Page 26 of 51 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Richard P. Lowrey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER 368,214**
BENEFICIALLY OWNED	8	SHARED VOTING POWER 0
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 318,964**
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 368,214**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%
14	TYPE OF REPORTING PERSON IN

*See Item 3
**(a) Items 7, 9 and 11 include 314,155 shares of the Issuer’s common stock which may be acquired upon the exercise of employee stock options that are presently exercisable or become exercisable within the next 60 days, and (b) Items 7 and 11 include 49,250 unvested restricted stock awards for which the Reporting Person has the power to vote.

CUSIP No. 24784L105	13D	Page 27 of 51 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Albert A. Notini
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER 73,417**
BENEFICIALLY OWNED	8	SHARED VOTING POWER 0
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 73,417**
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 73,417**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON IN

*See Item 3
**Includes 45,775 shares of the Issuer’s common stock which may be acquired upon the exercise of director stock options that are presently exercisable or become exercisable within the next 60 days.

CUSIP No. 24784L105	13D	Page 28 of 51 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Carolyn J. Parent
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER 195,852**
BENEFICIALLY OWNED	8	SHARED VOTING POWER 0
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 140,602**
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 195,852**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON IN

*See Item 3
**(a) Items 7, 9 and 11 include 137,676 shares of the Issuer’s common stock which may be acquired upon the exercise of employee stock options that are presently exercisable or become exercisable within the next 60 days, and (b) Items 7 and 11 include 55,250 unvested restricted stock awards for which the Reporting Person has the power to vote.

CUSIP No. 24784L105	13D	Page 29 of 51 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Kevin T. Parker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER 936,719**
BENEFICIALLY OWNED	8	SHARED VOTING POWER 0
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 786,719**
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 936,719**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%
14	TYPE OF REPORTING PERSON IN

*See Item 3
**(a) Items 7, 9 and 11 include (i) 648,219 shares of the Issuer’s common stock which may be acquired upon the exercise of employee stock options that are presently exercisable or become exercisable within the next 60 days and (ii) 78,947 shares held in the Kevin T. Parker Family Trust (2007), of which the Reporting Person’s spouse is the trustee and a beneficiary, and (b) Items 7 and 11 include 150,000 unvested restricted stock awards for which the Reporting Person has the power to vote.

CUSIP No. 24784L105	13D	Page 30 of 51 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Kevin T. Parker Family Trust (2007)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia
NUMBER OF SHARES	7	SOLE VOTING POWER 78,947
BENEFICIALLY OWNED	8	SHARED VOTING POWER 0
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 78,947
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 78,947
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON OO

*See Item 3

CUSIP No. 24784L105	13D	Page 31 of 51 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Janet R. Perna
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER 54,472**
BENEFICIALLY OWNED	8	SHARED VOTING POWER 0
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 54,472**
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,472**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON IN

*See Item 3
**Includes 43,362 shares of the Issuer’s common stock which may be acquired upon the exercise of director stock options that are presently exercisable or become exercisable within the next 60 days.

CUSIP No. 24784L105	13D	Page 32 of 51 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) David R. Schwiesow
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER 182,866**
BENEFICIALLY OWNED	8	SHARED VOTING POWER 0
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 135,866**
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 182,866**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON IN

*See Item 3
**(a) Items 7, 9 and 11 include 117,697 shares of the Issuer’s common stock which may be acquired upon the exercise of employee stock options that are presently exercisable or become exercisable within the next 60 days, and (b) Items 7 and 11 include 47,000 unvested restricted stock awards for which the Reporting Person has the power to vote.

CUSIP No. 24784L105	13D	Page 33 of 51 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Mark Wabschall
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER 78,500**
BENEFICIALLY OWNED	8	SHARED VOTING POWER 0
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 37,500**
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 78,500**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON IN

*See Item 3
**(a) Items 7, 9 and 11 include 37,500 shares of the Issuer’s common stock which may be acquired upon the exercise of employee stock options that are presently exercisable or become exercisable within the next 60 days, and (b) Items 7 and 11 include 41,000 unvested restricted stock awards for which the Reporting Person has the power to vote.

This statement on Schedule 13D (“Statement”) relates to the common stock, par value $0.001 per share (“Common Stock”), of Deltek, Inc., a Delaware corporation (the “Issuer”).

Pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended (the “Act”), the Reporting Persons (as defined below) have previously filed with the Securities and Exchange Commission a statement on Schedule 13G, dated February 14, 2008, and Amendment No. 1 thereto, dated February 17, 2009, with respect to the Common Stock of the Issuer. As a result of the issuance of restricted stock awards and the vesting of employee and director stock options issued by the Issuer to certain of the Reporting Persons, the Reporting Persons are now filing this Schedule 13D.  This filing shall not be deemed an admission that any of the Reporting Persons are, for purposes of Section 13(d) or Section 16 of the Act or otherwise, a member of a group or that any Reporting Person or Reporting Persons constitute a “person” for any purposes other than Section 13(d) of the Act.

ITEM 1.                      SECURITY AND ISSUER

This statement relates to the Common Stock of the Issuer.  The principal executive offices of the Issuer are located at 13880 Dulles Corner Lane, Herndon, Virginia 20171.

ITEM 2.                      IDENTITY AND BACKGROUND

(a) – (c) and (f).  This Statement is being filed by the following persons (each, a “Reporting Person”, and collectively, the “Reporting Persons”):

1.	New Mountain Investments II, L.L.C., a Delaware limited liability company, 787 Seventh Avenue, 49th Floor, New York, New York, 10019

2.	New Mountain Partners II, L.P., a Delaware limited partnership, C/O New Mountain Investments II, L.L.C., 787 Seventh Avenue, 49th Floor, New York, New York, 10019

3.	New Mountain Affiliated Investors II, L.P., a Delaware limited partnership, C/O New Mountain Investments II, L.L.C., 787 Seventh Avenue, 49th Floor, New York, New York, 10019

4.	Allegheny New Mountain Partners, L.P., a Delaware limited partnership, C/O New Mountain Investments II, L.L.C., 787 Seventh Avenue, 49th Floor, New York, New York, 10019

5.	New Mountain Capital, L.L.C., a Delaware limited liability company, C/O New Mountain Investments II, L.L.C., 787 Seventh Avenue, 49th Floor, New York, New York, 10019

6.	Steven B. Klinsky, a United States citizen, C/O New Mountain Investments II, L.L.C., 787 Seventh Avenue, 49th Floor, New York, New York, 10019

7.	Kenneth E. deLaski, a United States citizen, 100 Interpromontory Road, Great Falls, VA 22066. Mr. deLaski is engaged in private investing.

8.	Donald deLaski, a United States citizen, 605 Deerfield Pond Court, Great Falls, VA 22066. Mr. deLaski is engaged in private investing.

9.	Donald deLaski 2008 Grantor Retained Annuity Trust, a Virginia trust, C/O Donald deLaski, 605 Deerfield Pond Court, Great Falls, VA 22066

10.	David deLaski, a United States citizen, 645 South San Rafael Avenue, Pasadena, CA 91105. Mr. deLaski is engaged in private investing.

11.
Kathleen deLaski, a United States citizen, C/O Deltek, Inc., 13880 Dulles Corner Lane, Herndon, VA 20171.  Ms. deLaski is a director of the Issuer and is a Senior Program Officer at the Walton Family Foundation, P.O. Box 2030, Bentonville, AR 72712.

12.	Edward Grubb, a United States citizen, C/O Deltek, Inc., 13880 Dulles Corner Lane, Herndon, VA 20171. Mr. Grubb is engaged in private investing.

13.	The Tena Renken deLaski Marital Trust, a Virginia trust, C/O Kenneth E. deLaski, 100 Interpromontory Road, Great Falls, VA 22066

14.	Onae Trust, a New York trust, C/O Adtek Management LLC, 100 E. Thousand Oaks Boulevard, Suite 235, Thousand Oaks, CA 91360

15.	Alvaro Pascotto, a United States citizen, C/O Morrison & Foerster LLP, 555 West Fifth Street, Los Angeles, CA 90013. Mr. Pascotto is an attorney at the law firm of Morrison & Foerster LLP.

16.	Daphne Jean deLaski Irrevocable Trust, a Virginia trust, C/O Kenneth E. deLaski, 100 Interpromontory Road, Great Falls, VA 22066

17.	Dana Nancy deLaski Irrevocable Trust, a Virginia trust, C/O Kenneth E. deLaski, 100 Interpromontory Road, Great Falls, VA 22066

18.	Eric J. Brehm, a United States citizen, C/O Deltek, Inc., 13880 Dulles Corner Lane, Herndon, VA 20171. Mr. Brehm is the Executive Vice President of Product Development of the Issuer.

19.
Nanci E. Caldwell, a Canadian citizen, C/O Deltek, Inc., 13880 Dulles Corner Lane, Herndon, VA 20171. Ms. Caldwell is a director of the Issuer and also serves on the Boards of Directors of Citrix Systems, Inc., Live Ops, Inc. and Sophos Plc.

20.	William D. Clark, a United States citizen, C/O Deltek, Inc., 13880 Dulles Corner Lane, Herndon, VA 20171. Mr. Clark is the Executive Vice President and Chief Marketing Officer of the Issuer.

21.	Garland Hall, a United States citizen, C/O Deltek, Inc., 13880 Dulles Corner Lane, Herndon, VA 20171. Mr. Hall is the Senior Vice President of Global Support of the Issuer.

22.
Joseph M. Kampf, a United States citizen, C/O Deltek, Inc., 13880 Dulles Corner Lane, Herndon, VA 20171. Mr. Kampf is a director of the Issuer and is the Chairman and Chief Executive Officer of CoVant Management, Inc., 1650 Tysons Blvd, Suite 850, McLean, Virginia 22102.

23.	Holly C. Kortright, a United States citizen, C/O Deltek, Inc., 13880 Dulles Corner Lane, Herndon, VA 20171. Ms. Kortright is the Senior Vice President of Human Resources of the Issuer.

24.	Richard M. Lowenstein, a United States citizen, C/O Deltek, Inc., 13880 Dulles Corner Lane, Herndon, VA 20171. Mr. Lowenstein is the Executive Vice President of Professional Services of the Issuer.

25.	Richard P. Lowrey, a United States citizen, C/O Deltek, Inc., 13880 Dulles Corner Lane, Herndon, VA 20171. Mr. Lowrey is the Executive Vice President of Products and Strategy of the Issuer.

26.
Albert A. Notini, a United States citizen, C/O Deltek, Inc., 13880 Dulles Corner Lane, Herndon, VA 20171. Ms. Notini is a director of the Issuer and is the Chief Executive Officer of Apptis, Inc., 4800 Westfields Boulevard, Chantilly, VA 20151.

27.	Carolyn J. Parent, a United States citizen, C/O Deltek, Inc., 13880 Dulles Corner Lane, Herndon, VA 20171. Ms. Parent is the Executive Vice President of Worldwide Sales of the Issuer.

28.
Kevin T. Parker, a United States citizen, C/O Deltek, Inc., 13880 Dulles Corner Lane, Herndon, VA 20171. Mr. Parker is the President, Chief Executive Officer and Chairman of the Board of Directors of the Issuer.

29.	Kevin T. Parker Family Trust (2007), a family trust, the beneficiaries of which include members of Mr. Parker’s family, C/O Deltek, Inc., 13880 Dulles Corner Lane, Herndon, VA 20171

30.
Janet R. Perna, a United States citizen, C/O Deltek, Inc., 13880 Dulles Corner Lane, Herndon, VA 20171. Ms. Perna is a director of the Issuer and serves on the Boards of Directors of Varicent Software Incorporated and Acresso Software.

31.	David R. Schwiesow, a United States citizen, C/O Deltek, Inc., 13880 Dulles Corner Lane, Herndon, VA 20171. Mr. Schwiesow is the Senior Vice President and General Counsel of the Issuer.

32.
Mark Wabschall, a United States citizen, C/O Deltek, Inc., 13880 Dulles Corner Lane, Herndon, VA 20171. Mr. Wabschall is the Executive Vice President, Chief Financial Officer and Treasurer of the Issuer.

New Mountain Investments II, L.L.C. is the general partner of each of New Mountain Partners II, L.P., New Mountain Affiliated Investors II, L.P. and Allegheny New Mountain Partners, L.P. (collectively, the “New Mountain Funds”).  New Mountain Capital, L.L.C. is the manager of each of the New Mountain Funds. Mr. Klinsky is the managing member of New Mountain Investments II, L.L.C. and the chief executive officer of New Mountain Capital, L.L.C.

Each of the New Mountain Funds was formed to seek long-term capital appreciation through direct investment in growth equity transactions, leveraged acquisitions, and management buyouts.  New Mountain Capital, L.L.C. is principally engaged in managing private equity funds, including the New Mountain Funds.  New Mountain Investments II, L.L.C. is principally engaged in the business of serving as the general partner of the New Mountain Funds.  Mr. Klinsky is principally engaged in the business of serving as the Chief Executive Officer and sole member of New Mountain Capital, L.L.C. and is the sole managing member of New Mountain Investments II, L.L.C.

Mr. Donald deLaski is the trustee of the Donald deLaski 2008 Grantor Retained Annuity Trust and Mr. Kenneth deLaski is the trustee of The Dana Nancy deLaski Irrevocable Trust, The Daphne Jean deLaski Irrevocable Trust and The Tena Renken deLaski Marital Trust.  Mr. Pascotto is the trustee of The Onae Trust.  Mr. Parker is the trustee of the Kevin T. Parker Family Trust (2007).

As used in this Statement, (i) the “deLaski Shareholders” means Kenneth E. deLaski, Donald deLaski, Donald deLaski 2008 Grantor Retained Annuity Trust, David deLaski, Edward Grubb and Kathleen Grubb, JTWROS, The Dana Nancy deLaski Irrevocable Trust, The Daphne Jean deLaski Irrevocable Trust, The Tena Renken deLaski Marital Trust and The Onae Trust, and (ii) the “Employee and Director Shareholders” means Kathleen deLaski, Eric Brehm, William Clark, Garland Hall, Holly Kortright, Richard Lowenstein, Richard Lowrey, Carolyn Parent, Kevin Parker, David Schwiesow and Mark Wabschall.

The Reporting Persons have entered into a joint filing agreement, dated as of March 31, 2009, a copy of which is attached to this Statement as Exhibit 99.1.  Each of the Reporting Persons is responsible for the completeness and accuracy of the information concerning him or it contained herein, but is not responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

(d) – (e).  None of the Reporting Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.                      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The New Mountain Funds, the deLaski Shareholders and the Employee and Director Shareholders (other than Messrs. Hall and Wabschall) have been beneficial owners of the Issuer’s Common Stock since prior to the initial public offering of the Issuer and the registration of the Common Stock pursuant to Section 12(g) of the Act (the “IPO”) on November 1, 2007.  Immediately following the IPO, the New Mountain Funds beneficially owned 25,201,341 shares of Common Stock, the deLaski Shareholders beneficially owned 7,576,462 shares of Common Stock and the Employee and Director Shareholders owned 1,190,450 shares of Common Stock.  Since the IPO, the Employee and Director Shareholders have become the beneficial owner of shares of Common Stock through the issuance of restricted stock awards and the vesting of employee and director stock options issued by the Issuer, the New Mountain Funds have acquired an additional 80,283 shares of Common Stock for an aggregate purchase price of $326,552.97 (including brokerage commissions) in open market purchases, Albert A. Notini has acquired an additional 5,000 shares of Common Stock for an aggregate purchase price of $50,951.00 (including brokerage commissions) in open market purchases, and David R. Schwiesow has acquired 16,981shares of Common Stock for an aggregate purchase price of $163,989.00 through the exercise of employee stock options. All such shares of Common Stock were acquired with working capital or personal funds of the party acquiring such shares.

ITEM 4.                      PURPOSE OF TRANSACTION

The New Mountain Funds own approximately 58.1% of the Common Stock of the Issuer.  Pursuant to the Investor Rights Agreement (as defined in Item 6), New Mountain Partners II, L.P. has the right to designate the majority of the members of the Board of Directors of the Issuer.  In addition, the deLaski Shareholders (other than The Onae Trust) have the right to designate two members of the Board of Directors of the Issuer.  Furthermore, the Employee and Director Shareholders are executive officers and/or directors of the Issuer.  Accordingly, as a result of the relationships of the Reporting Persons to the Issuer, the Reporting Persons, may from time to time, consider various plans or proposals which are of the type enumerated in Item 4(a)-(j) of Schedule 13D.

Each of the Reporting Persons reserves the right, in light of its continuing analysis and discussions and its ongoing evaluation of the market price of the Common Stock, business, prospects and financial condition of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic and industry conditions, regulatory matters, its business objectives and other relevant factors and other opportunities available to the Reporting Persons, to formulate or change its plans and intentions at any time, as it deems appropriate. Without limiting the generality of the foregoing, any one or more of the Reporting Persons (and their respective affiliates) may (i) purchase additional shares of Common Stock or other securities of the Issuer or otherwise acquire beneficial ownership of shares of Common Stock or other securities of the Issuer, or may, subject to the terms of the Shareholder Agreement (as defined in Item 6), sell or transfer shares of Common Stock or other securities of the Issuer through transactions in the open market, pursuant to private transactions (which may be with the Issuer or with third parties), or otherwise, (ii) distribute Common Stock or other securities of the Issuer in-kind to their partners or member, to the extent applicable, (iii) enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of their positions in the Common Stock or other securities, and/or (iv) make proposals concerning or take any other action that might result in any transaction, event or action described in paragraphs (a) through (j) of Item 4 of the form of Schedule 13D promulgated under the Act.  In particular, the Employee and Director Shareholders expect to acquire beneficial ownership of shares of Common Stock through the issuance of restricted stock awards and the vesting of employee and director stock options previously granted or which may be granted pursuant to the Issuer’s 2005 Stock Option Plan, as amended, the Issuer’s 2007 Stock Incentive and Award Plan or other stock based plans of the Issuer.  Any of the transactions set forth above may be effected at any time or from time to time, subject to any applicable limitations imposed on the transactions by the Act or other applicable law.

ITEM 5.                      INTEREST IN SECURITIES OF THE ISSUER

(a) – (b)       The aggregate number of shares of Common Stock to which this Statement relates is 35,859,643 shares of Common Stock, constituting approximately 82.6% of the outstanding shares of Common Stock of the Issuer.

With respect to each Reporting Person, the aggregate number of securities of the Issuer beneficially owned, the percentage of the class of securities of the Issuer beneficially owned, the number of securities for which such Reporting Person has the sole power to vote or to direct the vote, the number of securities for which such Reporting Person has the shared power to vote or to direct the vote, the number of securities for which such Reporting Person has the sole power to dispose or to direct the disposition, and the number of securities for which such Reporting Person has the shared power to dispose or to direct the disposition, see the responses to Items 7 through Item 11 and Item 13 on the attached cover pages.

All percentages of the outstanding shares of Common Stock set forth herein are based upon 43,498,610 shares of Common Stock outstanding as of March 11, 2009 and treating any shares of Common Stock which may be acquired by any Reporting Person within 60 days as being outstanding for purposes of computing the percentage of outstanding shares of Common Stock by such Reporting Person (but not by any other Reporting Person).

(c).  Schedule A annexed hereto lists (i) all shares of Common Stock as to which Employee and Director Shareholders obtained beneficial ownership since the sixty days prior to February 17, 2009 as a result of the issuance of restricted stock awards to employees and the vesting schedule of the employees and directors stock options held by such Reporting Persons and (ii) all shares of Common Stock surrendered to the Issuer by Employee Shareholders since the sixty days prior to February 17, 2009 to satisfy tax withholding obligations on the vesting of installments of restricted stock.  Except as set forth on Schedule A, none of the Reporting Persons, disposed of, or became the beneficial owner of, any shares of Common Stock since the sixty days prior to February 17, 2009.

(d).  No person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock that may be deemed to be beneficially owned by any Reporting Person.

(e).  Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Each of the New Mountain Funds and the deLaski Shareholders (other than the Onae Trust) is a party to an Investor Rights Agreement, dated as of April 22, 2005 (the “Investor Rights Agreement”). Among other things, the Investor Rights Agreement contains a voting agreement that provides, among other things and subject to certain conditions, that (i) New Mountain Partners II, L.P. is entitled to elect up to a majority of the members of the board of directors of the Issuer, depending upon the percentage of outstanding Common Stock and Class A common stock of the Issuer held by the New Mountain Funds (subject to the right of Allegheny New Mountain Partners, L.P. to designate one director in lieu of a director designated by New Mountain Partners II, L.P.); and (ii) the deLaski Shareholders are entitled to designate up to two members of the board of directors of the Issuer, depending on the percentage of outstanding Common Stock of the Issuer held by the deLaski Shareholders. The Investor Rights Agreement provides that the New Mountain Funds and the deLaski Shareholders shall each vote all of their voting shares to effectuate the election of such directors.  A more complete summary of the Investor Rights Agreement is set forth in the Issuer’s Registration Statement on Form S-1 dated May 8, 2007, which is incorporated herein by reference. Such summary is qualified in its entirety by the terms of the Investor Rights Agreement, which is set forth as Exhibit 99.2.

Each of the New Mountain Funds, the deLaski Shareholders and the Employee and Director Shareholders is a party to a Shareholders’ Agreement, as amended, or a Director Shareholder’s Agreement (collectively, the “Shareholder Agreements”).  The Shareholder Agreements provide, among other things, that if the New Mountain Funds propose to sell all or any portion of their Common Stock, then the deLaski Shareholders and the Employee and Director Shareholders, if requested by the New Mountain Funds, agree to sell their shares in amounts proportionate to the sale by the New Mountain Funds and, if shareholder approval is required to approve such transaction, to vote all of their shares in favor of the transaction.  A more complete summary of the Shareholder Agreements is set forth in the Issuer’s Registration Statement on Form S-1 dated May 8, 2007, which is incorporated herein by reference.  Such summary is qualified in its entirety by the terms of the Shareholder Agreements, which are set forth as Exhibits 99.3 and 99.4.

Each of the Employee and Director Shareholders is a party to one or more stock option or restricted stock agreements pursuant to the Issuer’s 2005 Stock Option Plan, as amended, or 2007 Stock Incentive and Award Plan.

ITEM 7.                      MATERIAL TO BE FILED AS EXHIBITS

99.1	Joint Filing Agreement, dated March 31, 2009.

99.2
Investor Rights Agreement, dated as of April 22, 2005, by and among Deltek Systems, Inc., New Mountain Partners II, L.P., New Mountain Affiliated Investors II, L.P., Allegheny New Mountain Partners, L.P. and the persons listed on the signature pages thereto, filed as Exhibit 4.3 to the Issuer’s Registration Statement on Form S-1 dated May 8, 2007 and incorporated herein by reference.

99.3
Shareholders’ Agreement, dated as of April 22, 2005, among Deltek Systems, Inc., the deLaski Shareholders and the persons listed on the signature pages thereto (and for purposes of Sections 3.3 and 3.4, New Mountain Partners II, L.P., New Mountain Affiliated Investors II, L.P. and Allegheny New Mountain Partners, L.P.) filed as Exhibit 9.1 to the Issuer’s Registration Statement on Form S-1 dated May 8, 2007 and Amendment No. 1 to Shareholders’ Agreement filed as Exhibit 9.9 to the Issuer’s Amendment No. 1 to the Registration Statement on Form S-1 dated August 21, 2007, and each incorporated herein by reference.

99.4	Form of Director Shareholder’s Agreement filed as Exhibit 9.3 to the Issuer’s Registration Statement on Form S-1 dated May 8, 2007 and incorporated herein by reference.

99.5	Amended and Restated 2005 Stock Option Plan, filed as Exhibit 10.3 to the Issuer’s Registration Statement on Form S-1 dated May 8, 2007 and incorporated herein by reference.

99.6	2007 Stock Incentive and Award Plan, filed as Exhibit 10.2 to Amendment No. 1 of the Issuer’s Registration Statement on Form S-1 dated August 21, 2007 and incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 31, 2009

NEW MOUNTAIN INVESTMENTS II, L.L.C.
By:	/s/ Steven B. Klinsky
	Name:	Steven B. Klinsky
	Title:	Managing Member

NEW MOUNTAIN PARTNERS II, L.P.
By:	/s/ Steven B. Klinsky
	Name:	Steven B. Klinsky
	Title:	Managing Member of the GP of New Mountain Partners II, L.P.

NEW MOUNTAIN AFFILIATED INVESTORS II, L.P.
By:	/s/ Steven B. Klinsky
	Name:	Steven B. Klinsky
	Title:	Managing Member of the GP of New Mountain Affiliated Investors II, L.P.

ALLEGHENY NEW MOUNTAIN PARTNERS, L.P.
By:	/s/ Steven B. Klinsky
	Name:	Steven B. Klinsky
	Title:	Managing Member of the GP of Allegheny New Mountain Partners, L.P.

NEW MOUNTAIN CAPITAL, L.L.C.
By:	/s/ Steven B. Klinsky
	Name:	Steven B. Klinsky
	Title:	Chief Executive Officer

/s/ Steven B. Klinsky
STEVEN B. KLINSKY

KENNETH E. DELASKI
By:	/s/ Robert E. Gregg
	Name:	Robert E. Gregg
	Title:	Attorney-in-Fact (1)

DONALD DELASKI
By:	/s/ Robert E. Gregg
	Name:	Robert E. Gregg
	Title:	Attorney-in-Fact (1)

DONALD DELASKI 2008 GRANTOR RETAINED ANNUITY TRUST
By:	/s/ Robert E. Gregg
	Name:	Robert E. Gregg
	Title:	Attorney-in-Fact (1)

DAVID DELASKI
By:	/s/ Robert E. Gregg
	Name:	Robert E. Gregg
	Title:	Attorney-in-Fact (1)

KATHLEEN DELASKI
By:	/s/ Salman Ahmad
	Name:	Salman Ahmad
	Title:	Attorney-in-Fact (2)

EDWARD GRUBB
By:	/s/ Salman Ahmad
	Name:	Salman Ahmad
	Title:	Attorney-in-Fact (2)

THE TENA RENKEN DELASKI MARITAL TRUST
By:	/s/ Robert E. Gregg
	Name:	Robert E. Gregg
	Title:	Attorney-in-Fact (1)

THE ONAE TRUST
By:	/s/ Robert E. Gregg
	Name:	Robert E. Gregg
	Title:	Attorney-in-Fact (1)

ALVARO PASCOTTO
By:	/s/ Robert E. Gregg
	Name:	Robert E. Gregg
	Title:	Attorney-in-Fact (1)

THE DAPHNE JEAN DELASKI IRREVOCABLE TRUST
By:	/s/ Robert E. Gregg
	Name:	Robert E. Gregg
	Title:	Attorney-in-Fact (1)

THE DANA NANCY DELASKI IRREVOCABLE TRUST
By:	/s/ Robert E. Gregg
	Name:	Robert E. Gregg
	Title:	Attorney-in-Fact (1)

ERIC J. BREHM
By:	/s/ Salman Ahmad
	Name:	Salman Ahmad
	Title:	Attorney-in-Fact (2)

NANCI E. CALDWELL
By:	/s/ Salman Ahmad
	Name:	Salman Ahmad
	Title:	Attorney-in-Fact (2)

WILLIAM D. CLARK
By:	/s/ Salman Ahmad
	Name:	Salman Ahmad
	Title:	Attorney-in-Fact (2)

GARLAND HALL
By:	/s/ Salman Ahmad
	Name:	Salman Ahmad
	Title:	Attorney-in-Fact (2)

JOSEPH M. KAMPF
By:	/s/ Salman Ahmad
	Name:	Salman Ahmad
	Title:	Attorney-in-Fact (2)

HOLLY C. KORTRIGHT
By:	/s/ Salman Ahmad
	Name:	Salman Ahmad
	Title:	Attorney-in-Fact (2)

RICHARD M. LOWENSTEIN
By:	/s/ Salman Ahmad
	Name:	Salman Ahmad
	Title:	Attorney-in-Fact (2)

RICHARD P. LOWREY
By:	/s/ Salman Ahmad
	Name:	Salman Ahmad
	Title:	Attorney-in-Fact (2)

ALBERT A. NOTINI
By:	/s/ Salman Ahmad
	Name:	Salman Ahmad
	Title:	Attorney-in-Fact (2)

CAROLYN J. PARENT
By:	/s/ Salman Ahmad
	Name:	Salman Ahmad
	Title:	Attorney-in-Fact (2)

KEVIN T. PARKER
By:	/s/ Salman Ahmad
	Name:	Salman Ahmad
	Title:	Attorney-in-Fact (2)

KEVIN T. PARKER FAMILY TRUST (2007)
By:	/s/ Salman Ahmad
	Name:	Salman Ahmad
	Title:	Attorney-in-Fact (2)

JANET R. PERNA
By:	/s/ Salman Ahmad
	Name:	Salman Ahmad
	Title:	Attorney-in-Fact (2)

DAVID R. SCHWIESOW
By:	/s/ Salman Ahmad
	Name:	Salman Ahmad
	Title:	Attorney-in-Fact (2)

MARK WABSCHALL
By:	/s/ Salman Ahmad
	Name:	Salman Ahmad
	Title:	Attorney-in-Fact (2)

(1)	A Power of Attorney authorizing Robert E. Gregg to act on behalf of the Reporting Person has previously been filed with the Commission.
(2)	A Power of Attorney authorizing Salman Ahmad to act on behalf of the Reporting Person has previously been filed with the Commission.

SCHEDULE A

Reporting Person	Options	Restricted Stock Awards	Shares Surrendered
Eric Brehm	75,750	41,000
Nanci Caldwell	5,000
William Clark	19,500	41,000	768
Kathleen deLaski	12,059
Joseph Kampf	12,059
Holly Kortright	19,500	41,000
Richard Lowenstein	28,000	41,000
Richard Lowrey	111,750	41,000	1,056
Carolyn Parent	71,155	41,000	1,824
Kevin Parker	92,891	150,000
Janet Perna	12,059
David Schwiesow	59,482	41,000	812
Mark Wabschall	37,500	41,000